Exhibit 21.1

Subsidiaries of Caladrius Biosciences, Inc.

Entity	Percentage of Ownership	Location
Amorcyte, LLC	100%	United States of America
Athelos Corporation (1)	97%	United States of America
NeoStem Oncology, LLC	100%	United States of America

(1) As of December 31, 2017, Becton Dickinson's ownership interest in Athelos Corporation was 1.6%.